March 8, 2024

March 8, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Frank Knapp

Mark Rakip

Stacie Gorman

Mary Beth Breslin

Re:	Eureka Acquisition Corp

Draft Registration Statement on Form S-1

Submitted December 21, 2023

CIK No. 0002000410

Dear Sirs and Madams:

On behalf of our client, Eureka Acquisition Corp, a Cayman Islands company (the “Company”), we submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 2, 2024 (the “Comment Letter”), with respect to the above-referenced Draft Registration Statement on Form S-1 filed confidentially with the Commission on December 21, 2023 (the “Draft Registration Statement”).

Concurrently with the transmission of this letter, the Company is filing a Registration Statement on Form S-1 (the “Registration Statement”) through EDGAR, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

March 8, 2024

Draft Registration Statement on Form S-1

Cover Page

1.	We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. We further note your cover page disclosure that you are not required to obtain permission from any PRC authorities to operate your business as currently conducted. Please expand to disclose how the Trial Measures apply to this transaction, such as whether you must obtain any approvals for this offering or to issue securities to foreign investors, whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures, and the risks to investors of non-compliance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on the cover page and pages 71 and 72 of the Registration Statement accordingly.

2.	Please revise your cover page to clarify how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on the cover page of the Registration Statement accordingly.

3.	Where you discuss limitations on cash flows or restrictions on dividends and distributions here and throughout your document, please also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on the cover page and pages 11, 72 and 73 of the Registration Statement accordingly.

Summary of Risk Factors, page 32

4.	Please revise your summary risk factors to include specific cross-references to the more detailed discussion of these risks in the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 32 to 34 of the Registration Statement accordingly.

If we are deemed to be an investment company under the Investment Company Act..., page 79

5.	We note your statement that the assets in your trust account will be securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act. Please disclose the risk that you could nevertheless be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. Please also confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 80 of the Registration Statement accordingly. The Company also confirms that if the facts and circumstances change over time, the Company will update the disclosure to reflect how those changes impact the risk that the Company may be considered to be operating as an unregistered investment company.

March 8, 2024

Please do not hesitate to contact Jia Yan at 86 (021) 6103-2969 or Tianze Ma at 86 (010) 8567-5299 of Paul Hastings LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Paul Hastings LLP

Paul Hastings LLP

cc:	Fen Zhang